UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-33959

CUSIP Number 869362 10 3

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sutor Technology Group Limited

Full Name of Registrant

Former Name if Applicable

No 8, Huaye Road, Dongbang Industrial Park

Address of Principal Executive Office (Street and Number)

Changshu, China, 215534

City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the change of the registrant’s independent registered public accounting firm on October 17, 2014, as announced in the registrant’s current report on Form 8-K filed on October 23, 2014, the registrant could not file the Quarterly Report on Form 10-Q for the period ended September 30, 2014 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

The registrant has been working diligently to analyze and accurately report its financial performance and intends to file the Form 10-Q by the end of November 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lifang Chen (Chief Executive Officer)	86-512	52680988
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended June 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUTOR TECHNOLOGY GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014	By: /s/ Lifang Chen
Lifang Chen
Chief Executive Officer